FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MONTH OF MARCH 2002

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

ASTRAZENECA TO SEEK LEAVE TO APPEAL OMEPRAZOLE PATENT DECISION IN UK COURT

AstraZeneca today announced that it will seek leave to appeal against a decision by the Patents Court of the High Court of Justice's Chancery Division in London that two of its formulation patents for omeprazole, the active ingredient in Losec, are invalid following legal challenges by two UK-based generic pharmaceutical companies.

The Court handed down its written judgment in the cases concerning patents (EP 247 983 and EP 496 437) brought by Cairnstores Limited and Generics (UK) Limited. The cases, which involved each generic company challenging both patents, were not consolidated and were heard at the same time before the same judge during mid-February.

Losec is a treatment for stomach acid disorders. Sales in the UK account for 4 per cent of AstraZeneca's worldwide sales of the product.

Dr. Martin Nicklasson, Executive Vice-President, GI Franchise of AstraZeneca, said: "We are disappointed by this judgment and remain confident that the decision can be overturned in our favour on appeal"

Losec is a trademark of The AstraZeneca Group.

Date: 6 March 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jorgen Winroth, Tel: +1 609 896 4148

- Ends -

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 5 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3568 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,744,668,781.

G H R Musker
Company Secretary
6 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 6 March 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 3477 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,744,486,810.

G H R Musker
Company Secretary
7 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 11 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3475 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,744,336,810.

G H R Musker
Company Secretary
12 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 12 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3462 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,744,186,810.

G H R Musker
Company Secretary
13 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 14 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3479 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,744,043,265.

G H R Musker
Company Secretary
15 March 2002

ASTRAZENECA PLC: BOARD APPOINTMENTS AND NOMINATIONS

AstraZeneca PLC announces:

- The proposal, for election at the Company's Annual General Meeting, of John Buchanan as a Non-Executive Director. John Buchanan is currently an Executive Director and the Group Chief Financial Officer of BP plc. He is also a Non-Executive Director of The Boots Company PLC.

- As previously stated in the Annual Report and Form 20-F 2001, all of the Company's current Directors (with the exception of Lars Ramqvist who will retire from the Board at the conclusion of the Annual General Meeting) are presenting themselves for re-election at the Annual General Meeting.

  The Company intends to despatch its Notice of Annual General Meeting to shareholders on 25 March 2002. As previously announced, the Annual General Meeting is to be held on 25 April 2002.

- The appointment of Sir Peter Bonfield as the Board's senior Non-Executive Director, a position which is recommended in the Combined Code on Corporate Governance appended to the Listing Rules of the UK Listing Authority. Sir Peter has been a Non-Executive Director of the Company for seven years.

G H R Musker
Company Secretary
18 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 15 March 2002, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3458 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,743,793,265.

G H R Musker
Company Secretary
18 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 18 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3463 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,743,643,265.

G H R Musker
Company Secretary
19 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 19 March 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 3474 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,743,493,265.

G H R Musker
Company Secretary
20 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 21 March 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3416 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,742,996,245.

G H R Musker
Company Secretary
22 March 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 22 March 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 3426 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,742,696,245.

G H R Musker
Company Secretary
25 March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 31 MARCH 2002

By:

(Name: G H R Musker)
(Title: Secretary)